

March 22, 2012

Via facsimile
Ms. Barbara R. Smith, Senior Vice President and CFO
Commercial Metals Company
6565 N. MacArthur Blvd.
Irving, TX 75039

> **Re: Commercial Metals Company**
> **Form 10-K for the fiscal year ended August 31, 2011**
> **Filed October 31, 2011**
> **File No. 1-4304**

Dear Ms. Smith:

We have reviewed your response to our comment letter dated March 6, 2012 and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Footnotes to the Financial Statements

Note 19. Business Segments

We note your response to prior comment seven from our letter dated March 6, 2012. We have the following additional comments.

- Please provide us with the sales and gross profit information for both your copper tube minimill and domestic steel mills for each of the last five years and interim period to date. Please address any apparent inconsistencies in sales and gross profit trends depicted.

- Please more fully explain how you determined that a 17% gross profit margin and a 13% gross profit margin are economically similar.

- Please address any changes in forecasted sales for both your copper tube and domestic steel mills.

- Please explain the underlying reasons for the decrease in the forecasted gross margin percentages for both types of mills.

- Please more fully explain your basis that your copper and steel end products are similar.

- Please provide us with historical and forecasted pricing information for the recycled scrap and other materials necessary for the production of your copper and steel end products and how such pricing impacted each product's gross margins.

You may contact Mindy Hooker at (202) 551-3732, Jeanne Baker at (202) 551-3691 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief